EXHIBIT 99.1

Osisko Releases Inaugural ESG Report and Files Management Information Circular

MONTREAL, April 08, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) (OR: TSX & NYSE) is pleased to announce several positive steps towards its ongoing commitment to environmental, social and governance (“ESG”) matters. These include the release of an inaugural ESG report, commitment to the United Nations Global Compact (“UN Global Compact”), and an investment and strategic partnership to promote global decarbonization and biodiversity efforts through carbon credit streaming transactions.

Sandeep Singh, President and CEO of Osisko commented, “ESG sustainability principles have always been core tenets of the Osisko group of companies. When Osisko’s management team built the Canadian Malartic mine in our predecessor company, we did so by being on the forefront of sustainability practices. Those same values underpin our present-day royalty and streaming company.

“Our inaugural ESG report entitled “Growing Responsibly” and voluntary commitment to the UN Global Compact improve stakeholder communication of our ESG successes, risks, and mitigation activities and highlight our belief in the importance of corporate responsibility.

“We perform well under an ESG lens due to the nature of our non-operating business model, the quality and jurisdictional advantages of our portfolio and the importance our operating partners place on sustainability. Nevertheless, we intend to go further and strive to be part of the solutions for a Net-Zero world.

“Our early stage partnership with Carbon Streaming Corporation (“Carbon Streaming”), a newly formed private entity, allows us to be on the forefront of a nascent sector that leverages our streaming expertise to fund capital projects that reduce greenhouse gas emissions. These projects will not only offset our relatively small direct carbon footprint, but also provide opportunities to offset our indirect carbon footprint. We view this as an opportunity to have a positive impact while deploying a small amount of capital accretively.”

ESG Report

Osisko’s goal, with the release of its ESG report, is to facilitate ongoing discussions of our risk management processes and help stakeholders assess our relative exposure to, and performance managing, ESG issues. In addition to a discussion of corporate governance practices, the report provides a focused review of how Osisko assesses potential investments through its diligence process and monitors existing assets to ensure the Corporation is well positioned to deliver growth responsibly.

The Corporation’s ESG report covers the 2020 period as well as providing context on Osisko’s historical activities. It is available on www.osiskogr.com.

Partnering to Reduce Greenhouse Gas (“GHG”) Emissions

Osisko is also proud to announce a strategic partnership with Carbon Streaming to help promote global decarbonization and biodiversity projects. The group’s management team consists of seasoned executives with significant streaming expertise and recognized climate change experts. Carbon Streaming’s business model is to fund carbon-offset projects that avoid, reduce or remove GHG emissions globally.

Osisko’s investment totaled C$3.5 million for a 14.3% partially diluted stake in the company, which has been able to raise approximately C$36 million privately. The investment affords Osisko a 20% right to participate in any streaming transactions conducted by Carbon Streaming under certain circumstances.

Beyond the potential to offset the Corporation’s indirect carbon emissions, Osisko expects potential synergies with current and future mine operators in its traditional royalty business. Mining operations afford significant opportunities to generate carbon credits through ancillary projects that are value enhancing for the mine, the neighboring communities (through employment and conservation) and the environment overall.

United Nations Global Compact

As part of its broader ESG initiative, Osisko is proud to have joined the UN Global Compact. It is the world’s largest voluntary corporate sustainability initiative, with over 12,500 participants across 160 countries. The UN Global Compact is based on ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. By signing onto the initiative, Osisko has committed to align with these principles, intended to promote and strengthen responsible corporate policies and practices worldwide. As part of our commitment, Osisko will release an annual Communication on Progress that outlines the Corporation’s efforts to operate responsibly and implement the Ten Principles.

Management Information Circular

Osisko has filed its Management Information Circular for its upcoming Annual Meeting of Shareholders to be held, virtually, on May 12, 2021 at 3:30 pm (EDT).

Shareholders will be asked to elect the Corporation’s directors for the ensuing year, appoint PricewaterhouseCoopers as independent auditor, adopt an ordinary resolution to approve all unallocated rights and entitlements under the Corporation’s Employee Share Purchase Plan, adopt an ordinary resolution to approve amendments under the Restated Restricted Share Unit Plan and approve the unallocated rights and entitlements under said plan, and adopt an advisory resolution supporting Osisko’s approach on executive compensation.

The Management Information Circular is available on www.sedar.com, www.sec.gov and www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, including from its investment in Carbon Streaming with the objective of promoting decarbonization and biodiversity efforts through carbon credit streaming transactions, the general performance of the assets of Osisko, including the realization of potential synergies with current and future operating partners to generate carbon credits, and the results of development exploration and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.